SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT	OF 1934

For the fiscal year ended DECEMBER 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT	OF 1934

For the transition period from              to

Commission file number 0-26058

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

KFORCE 401(k) RETIREMENT SAVINGS PLAN

1001 EAST PALM AVENUE

TAMPA, FL 33605

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

KFORCE INC.

1001 EAST PALM AVENUE

TAMPA, FL 33605

KFORCE 401(k)

RETIREMENT SAVINGS PLAN

Financial Statements

as of December 31, 2002 and 2001

and for the Year Ended December 31, 2002,

Supplemental Schedule

as of December 31, 2002,

and Independent Auditors’ Report

KFORCE 401(k) RETIREMENT SAVINGS PLAN

Schedules not filed herewith are omitted because of the absence of conditions under which they are required.

INDEPENDENT AUDITORS’ REPORT

To the Participants and Administrator of

  Kforce 401(k) Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Kforce 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our 2002 audit was conducted for the purpose of forming an opinion on the basic 2002 financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

May 29, 2003

/s/    DELOITTE & TOUCHE LLP

KFORCE 401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2002 AND 2001

	2002	2001
INVESTMENTS—At fair value (including $641,211 and $926,702 of participant loans at December 31, 2002 and 2001, respectively)	$54,279,515	$69,721,573

RECEIVABLES:
Employer contributions	536,348	40,265
Employee contributions	135,310	223,764
Accrued interest and dividends	19,458	18,507

Total receivables	691,116	282,536

CASH AND CASH EQUIVALENTS	127,624	66,420

NET ASSETS AVAILABLE FOR BENEFITS	$55,098,255	$70,070,529

The accompanying notes are an integral part of these financial statements.

KFORCE 401(k) RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2002

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Interest and dividends	$1,285,081
Loan interest	52,529

1,337,610

Contributions:
Participant	6,891,755
Employer	536,348
Rollovers from other qualified plans	537,827

Total contributions	7,965,930

Total additions	9,303,540

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Net depreciation in fair value of investments	13,736,982
Benefits paid to participants	10,519,057
Administrative expenses	4,090
Other	15,685

Total deductions	24,275,814

NET DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(14,972,274)
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	70,070,529

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$55,098,255

The accompanying notes are an integral part of these financial statements.

KFORCE 401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

The Kforce 401(k) Retirement Savings Plan (the “Plan”) is sponsored by Kforce Inc. (the “Plan Sponsor” or the “Company”).

Effective January 1, 2001, the Plan was amended and restated to incorporate changes made by the Uruguay Round Agreements Act, the Uniformed Services Employment and Reemployment Rights Act of 1994, the Small Business Job Protection Act of 1996, the Taxpayer Relief Act of 1997, the Internal Revenue Service Restructuring and Reform Act of 1998, and the Community Renewal Tax Relief Act of 2000 (collectively referred to as “GUST Amendments”). The Plan has received a favorable determination letter that considered the changes in the qualification requirements made by the GUST Amendments.

Participants in the Kforce Emergency Response Staffing 401(k) Plan (“ERS Plan”) became participants in the Kforce 401(k) Retirement Savings Plan in August 2002. There were no account balances transferred from the ERS Plan into the Plan during the year ended December 31, 2002. The accounts in the ERS Plan became fully vested and remain held in that Plan. The participants established new accounts in the Plan on August 1, 2002.

The following description of the Plan is provided for general information purposes. Participants should refer to the Plan agreement for a more complete description of the Plan provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

General—The Plan is a defined contribution plan covering substantially all employees, except those that meet certain exceptions. The Plan is administered by the Company. Merrill Lynch Trust Company (the “Trustee”) is the trustee and record keeper of the Plan.

Eligibility—All employees are eligible to participate in the Plan with the exception of the following:

•	Employees who are leased employees under Internal Revenue Code (the “Code”) Section 414(n).
•	Employees who are covered by a collective bargaining agreement that does not provide for participation in the Plan.
•	Employees who are nonresident aliens with no U.S. source earned income.
•	Individuals who are performing service as independent contractors or consultants regardless of whether they are subsequently determined to be common law employees.
•	Employees who are not on the U.S. payroll.

Contributions—Participants may contribute up to 15% of their compensation for the year subject to the limitations provided in the Code, which was $11,000 for 2002. Company matching and other contributions are made at the discretion of the Board of Directors in amounts not to exceed the maximum permitted as a deductible expense by the Code. Company contributions, if any, are funded annually to eligible participants remaining in the Plan at each year-end. Eligible participants are employees who have completed at least 1,000 hours as of the last day of the Plan year, or who have terminated employment because of death, or total disability or after reaching age 55. The Company made matching contributions equal to 10% of participant contributions for the period to all eligible participants still employed at December 31, 2002.

All contributions to the Plan are deposited with the Trustee. Contributions are then directed at the employee’s discretion into various investment options. Investment elections may be changed by the employee at any time.

Participant Accounts—Each participant’s account is self-directed and is credited with the participant’s contributions, the Company’s matching and other contributions and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. The participant’s account balance is reduced for any participant withdrawals, participant loans, and applicable expenses. For those participants that were enrolled in the Plan prior to 2001, a profit sharing account may be maintained by the Trustee to account for previous years’ profit sharing contributions. The Plan document has been amended, and as such, profit sharing contributions are no longer made.

Rollovers—All employees who meet the Plan eligibility requirements are eligible to make cash rollover contributions to the Plan from a previous employer’s qualified retirement plan or a conduit IRA.

Vesting—Participants are immediately vested in their contributions plus actual earnings thereon. Company contributions and earnings vest at 20%, 40%, and 60% after 2, 3, and 4 years of vesting service, respectively. Company contributions become 100% vested upon:

•	Normal retirement
•	Total disability
•	Death
•	Completion of five years of vesting service
•	Plan termination

In-Service Withdrawals—Participants may request the following types of in-service withdrawals from the Plan during any given calendar month:

•	Age 59 1/2
•	Financial hardship
•	Withdrawals from profit sharing account

Plan Termination—Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts and the trust shall continue until all Participants’ accounts have been completely distributed to each Participant (or their designated beneficiary) in accordance with the Plan.

Loans—Participants may borrow money from their vested account balance for any reason. The maximum amount available for loans is the lesser of $50,000 reduced by the participant’s highest loan balance outstanding in the twelve months prior to the date of the loan or 50% of the participant’s vested account balance. The minimum amount for a loan is $500.

Loan repayments must have a definite repayment period not to exceed five years unless the loan is for the purchase of a principal residence, in which case the repayment period must not exceed 15 years. Participant loans, including interest thereon, are taxable to the participant upon default, as well as subject to applicable excise penalties.

The loans are collateralized by the balance in the participant’s account and bear interest at any reasonable rate.

Payment of Benefits—On termination of service, a participant may elect an immediate single-sum payment.

Additionally, participants of the Plan who were initially participants of the Romac International, Inc. Employees’ 401(k) Retirement Savings Plan and the UQ 401(k) Plan prior to the merger of these plans into the Plan, who have accounts greater than $5,000, may elect to receive equal installments over a period not to exceed the participant’s (or participant’s beneficiary’s) life expectancy determined at the time of distribution. An immediate distribution from the Plan is made and the annuity is established with an outside third party.

At December 31, 2002, there were approximately $63,000 in distribution payments that were processed and approved for payment by the Plan, but not yet paid to participants. At December 31, 2001, there were approximately $67,000 in distribution payments that were processed and approved for payment by the Plan, but not yet paid to participants.

Forfeited Accounts—Nonvested balances resulting from Company contributions will be forfeited upon the date the participant incurs five consecutive one-year breaks in service or receives a distribution. A one-year break in service is any year a participant works less than 500 hours. For terminated employees who receive a distribution but who are re-employed during the five consecutive years following termination, the forfeiture amount shall be restored to the participant’s account if the participant pays back the full amount of the distribution within five years of the re-employment date.

Forfeited balances will be used first to fund any restorations and then to reduce administrative expenses properly payable by the Plan. If any forfeitures remain unallocated, they shall be used to reduce employer matching contributions, if any, then to reduce employer qualified nonelective contributions, and finally to increase the employer matching contributions. Any remaining forfeitures shall be credited to a suspense account to be used for future restorations. For the year ended December 31, 2002, there were $519,000 in matching contributions which were made out of forfeited funds for the year ended December 31, 2002. Qualified nonelective contributions of approximately $17,000 were made out of the forfeitures account during the year ended December 31, 2002. The suspense account is maintained in the Merrill Lynch Retirement Preservation Trust. Forfeited funds in the suspense account at December 31, 2002 and 2001 were approximately $765,000 and $684,000, respectively.

2.	SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting—The Plan’s financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. Benefit payments are reported on a cash basis in accordance with guidelines of the American Institute of Certified Public Accountants.

Use of Estimates—The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions that affect the reported amounts of net assets available for benefits and the related changes in the net assets available for benefits. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with credit investment securities, changes in the value of investment securities could occur in the near term and such changes could materially affect the amounts reported in the Plan’s financial statements.

Valuation of Investments and Income Recognition—The Plan’s investments are stated at fair value, based on quoted market prices. Shares of mutual funds and collective trusts are valued at the net asset value of shares held by the Plan at year-end. Loans are carried at cost which approximates market value.

Purchases and sales of securities are recorded on a trade-date basis.

Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Contributions—Employee contributions are recorded when salary or bonus is earned. Company contributions are recorded when authorized.

Payment of Benefits—Benefits are recorded when paid.

Expenses of Plan—Certain expenses incurred in the administration of the Plan are paid by the Plan participants. The Company pays a portion of the expenses for services necessary for the administration of the Plan.

Accounting Pronouncements—In June 1998 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (“SFAS”) No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133). In June 2000, the FASB issued SFAS No. 138, Accounting for Certain Derivative Instruments and Hedging Activities, an amendment of SFAS No. 133, which amends certain provisions of SFAS No. 133 and provides additional guidance. The Plan has adopted SFAS No. 133, as amended, as of January 1, 2001. The adoption of SFAS No. 133 did not have a material impact on the Plan’s financial statements.

3.	TAX STATUS

The Plan obtained its latest favorable determination letter dated October 7, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code.

4.	PARTY-IN-INTEREST TRANSACTIONS

Plan investments include shares of a collective trust and mutual funds managed by the Trustee and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan participants for the investment management services amounted to approximately $4,000 for the year ended December 31, 2002.

5.	INVESTMENTS

The following presents investments, at fair value, that represent 5% or more of the Plan’s net assets as of December 31, 2002 and 2001:

	December 31,
Description of Investment	2002	2001
Merrill Lynch Small Cap Value Fund	$6,589,473	$8,903,553
Merrill Lynch Retirement Preservation Trust	8,748,723	7,833,795
Alliance Growth and Income Fund	13,448,224	20,054,388
Templeton Foreign Fund	5,726,252	6,675,510
Kforce Inc. common stock	5,194,515	9,326,812
MFS Total Return Fund	3,308,070	3,607,793
PIMCO Total Return Fund	3,730,757	2,816,668

The Plan’s investments, including gains and losses on investments purchased, sold and held during the year, depreciated in value as follows:

Year Ended December 31, 2002
Mutual funds and collective trusts	$(10,060,482)
Kforce Inc. common stock	(2,966,968)
Self-direct account	(709,532)

$(13,736,982)

******

KFORCE 401(k) RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i

ASSETS HELD FOR INVESTMENT PURPOSES

AS OF DECEMBER 31, 2002

Identity of Party Involved	Description of Asset	Current Value
Kforce Inc.	Common Stock	$5,194,515
Merrill Lynch Equity Index Trust *	Collective Trust	1,962,122
Merrill Lynch Retirement Preservation Trust*	Collective Trust	8,748,723
Pimco Total Return Fund	Mutual Fund	3,730,757
MFS Total Return Fund	Mutual Fund	3,308,070
Alliance Growth And Income Fund	Mutual Fund	13,448,224
Alliance Quasar Fund	Mutual Fund	953,405
Templeton Foreign Fund	Mutual Fund	5,726,252
Merrill Lynch Small Cap Value Fund*	Mutual Fund	6,589,473
Dreyfus Premier Small Cap Value Fund	Mutual Fund	346,280
Fidelity Advisor Overseas Fund	Mutual Fund	37,549
John Hancock Small Cap Growth Fund	Mutual Fund	102,405
Lazard High Yield Portfolio Fund	Mutual Fund	35,291
Fidelity Advisor Equity Growth Fund	Mutual Fund	798,521
Pending Settlement Fund	N/A	1,007
Participant Loans*		641,211
Self-Direct Account	Self-Directed Option	2,655,710

		$54,279,515

*Party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KFORCE 401(K) RETIREMENT SAVINGS PLAN
(Registrant)

06/27/03	By:	/s/ WILLIAM L. SANDERS
(Date)		William L. Sanders Plan Administrator and Chief Financial Officer

EXHIBIT INDEX

Number	Exhibit

23	Independent Auditors’ Consent